2/21

07021994

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ADVFN plc

*CURRENT ADDRESS 642a
Lea Bridge Road
Leyton
London E10 6AP

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

FILE NO. 82- 35070

FISCAL YEAR 6/30/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DATE : 3/22/07

ADVFN PLC

Annual Report
for the year ended 30 June 2006

ADVFN PLC

('ADVFN' or 'the Company')

Preliminary Results for the Year Ended 30 June 2006

ADVFN, Europe's number one stocks and shares website, today announces preliminary results for the year ended 30 June 2006.

Highlights:

- **Turnover up 35% to £4.5M (2005: £3.3M)**
- **ADVFN user numbers up over 30% to over 700,000 (2004: 540,000)**
- **Total user numbers across all group media properties up 108% to over 2,000,000 (2005: 960,000)**
- **Equity Holdings group successfully acquired and integrated into the group during second half of the year**
- **InvestorHub.com Inc and SI Holdings LLC successfully acquired since the year-end**
- **£1M cash raised since year-end to strengthen balance sheet and provide for further expansion**

FOR FURTHER INFORMATION, PLEASE CONTACT:

ADVFN
Clem Chambers, Managing Director clemc@advfn.com
Francesca De Franco, PR francescad@advfn.com 020 7070 0932

ADVFN PLC

Directors, Officers and Advisers

Directors
Michael Hodges (Chairman)
Clem Chambers (Managing Director)
David Crump (Finance Director)
Jonathan Mullins (Technical Director)
Raymond Negus (Sales Director)
Robert Emmet (Non-executive Director)

Secretary
David Crump

Registered Office
642a Lea Bridge Road, Leyton, London, E10 6AP

Independent Auditors
Grant Thornton UK LLP, The Explorer Building, Fleming Way, Manor Royal, Crawley, West Sussex, RH10 9GT

Nominated Adviser and Broker
Mirabaud Securities Limited, 21 St James' Square, London, SW1Y 4JP

Registrars
Capita Registrars plc, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, West Yorkshire, HD8 0LA

Company number: 2374988

ADVFN PLC

Chairman's Statement

Behind the scenes ADVFN has undergone a transformation. In the past I have said to look at the website to see the results of our efforts, but this year this doesn't do justice to the extent of developments in the last year. ADVFN is no longer solely a UK-centric stocks and shares website. If you are in Italy, Japan, Brazil, Germany, France, India or the USA you will see a geo-targeted, native language version of the site. We are operating on a global basis, while enjoying the cost benefits of managing these sites, primarily, from London.

ADVFN is now becoming an international brand. We have taken data from most of the world's stock exchanges for many years; however we have now tailored this data to specific localized regional markets. We have been number one in the UK for some years now; while this is very good, the UK is only a small part of the opportunity for ADVFN.

Our tactics have been to address familiar markets from London and partner in territories such as Japan and Brazil which, although exciting and potentially lucrative, are hard for us to approach directly. Meanwhile we have made acquisitions when opportunities have arisen. Each of these has offered us the chance to incorporate complementary businesses at a keen purchase price. This means we are currently in a position where we have all the pieces in place to grow in territories we have already entered and can replicate this model in new global markets.

Since the year end we have made big strides towards our growth strategy by buying InvestorsHub.com and Silicon Investor - two top five online investment community websites in the North American market which have over 100 million combined monthly page views. The purchase was completed in September of this year and we are now starting the process of integrating the businesses. The addition of these two sites has doubled the size of ADVFN's traffic - a significant development for our future revenue development. Advertising space on the UK part of ADVFN often sells out months in advance, and once integrated this new traffic greatly expands our advertising inventory. We are constantly adding new pages and features to keep up with the demand from our advertisers and this new traffic is an exciting boost, arriving as it does within a strong advertising market with significant pent up demand.

We are also pleased to report ongoing progress from Equity Development, which we acquired in February of this year. The first turnover milestone, in respect of the financial year to June 2006, was comfortably met. Equity Development's core product is the production of high quality equity research. Their profitable financial year saw a rise of over 40% in the number of companies paying for this product. In addition, Equity Development was able to expand its range of services approved by the FSA and became an authorised Corporate Adviser for companies on the thriving PLUS Markets exchange.

ADVFN's wholly-owned dating website CupidBay.com announced at the end of March that it had surpassed the milestone of one million registered users. In the last seven months user numbers have accelerated and now stand at 1.3 million; an increase of 30%. With page impressions of 45 million a month and approximately 1,800-2,000 new members registering each day, the site's full advertising potential is ready to be exploited.

Since its acquisition in July 2005, Fotothing.com has continued its transition from a niche product to a more mainstream website that now sees 100 new sign ups a day and boasts approximately 120,000 registrants. At the time of purchase the site had around 4000 users; reaching 95,000 plus users at the end of June.

I always take this opportunity to thank our staff for their hard work and this time is no different. I also want to welcome new members of the ADVFN team at our joint ventures in Brazil, Japan, and at InvestorsHub.com and Silicon Investor. It has been an exciting year of developments.

Michael Hodges
Chairman
14 November2006

ADVFN PLC

Managing Director's Review

This has been a very busy year for ADVFN and has seen sales grow from £3,303,000 last year to £4,463,000; a growth of 35% in turnover. It has seen both our subscription levels grow to record levels and our advertising income rise strongly to reach historic highs. We have also been on the acquisition trail, buying Equity Development and entering the acquisition process with InvestorsHub.com and Silicon Investor, two superb US investment bulletin boards which we have subsequently purchased.

This strong sales performance extends the consistent year-by-year growth and expansion of ADVFN. We have set out to grow by investing both at home and abroad and this objective is being realised at an accelerating rate. Alongside developments in direct markets we have been developing our Japanese and Brazilian joint ventures which by the year end were reaching completion, and have since enjoyed successful soft launches.

By aggressively investing, we have not only grown sales but also broadened the scope of our offering and our international revenue from both subscriptions and advertising sales. The ADVFN platform is now addressing exciting global markets with local language versions of the site and this is driving growing levels of business. This is most easily appreciated when looked at in terms of registered user acquisition which is currently running at levels 50% higher than in 2005.

We now have sites in Brazilian, English (British and American), French, German, Italian and Japanese, with a geo-targeted site aimed at the Indian market and a new joint venture for China and Hong Kong. Meanwhile the acquisition of InvestorsHub.com and Silicon Investor, a process that began in the spring of 2006, has added significant traffic and sees ADVFN become a top tier US stock information provider. This platform gives us critical mass in the key US market, and 2007 will see us bring our content to the Silicon Investor and InvestorsHub.com user bases while exploiting the exciting revenue opportunities provided by the leading equity market in the world. ADVFN has had good advertising sales in the US in 2006; and 2007 should see a substantial rise in revenue from North America.

Current Trading

Since June of this year our user base has expanded and has grown a further 10% from 700,000 to over 770,000. Across all our businesses, total user numbers grew 100% over the last year to 2,000,000 from 960,000 at June 2005.

Prospects

We have long stated that we believe that it is in the best interests of shareholders that ADVFN invests to grow and that no one wants to own a tiny cash cow operating in a market that would fast pass it by. As such we have carefully invested our capital into developing ADVFN so that it can become more than a small niche provider of UK price data and share chat. We feel that this process is coming to fruition. 2007 will see ADVFN using its global platform - and in particular its US acquisitions - to generate further strong top line growth. Gross margins for an online service are high and this will drive a strengthening bottom line. We are particularly enthusiastic about the prospects for InvestorsHub.com and Silicon Investor where traffic levels offer many lucrative opportunities for sales revenue and where traffic levels can be enhanced by ADVFN's information products.

This leads us to believe we are opening a new chapter in ADVFN's history, one in which we will grow quickly.

Clem Chambers
Managing Director
14 November2006

ADVFN PLC

Report of the Directors

The Directors submit their report and financial statements for the year ended 30 June 2006.

Principal activities and business review

The principal activity of the group is the development and provision of financial information via the internet and the development of an internet dating site. A review of the past year and future developments is contained in the Managing Director's Review.

Results

The loss for the financial year amounted to £906,000 (2005: profit of £1,012,000). The directors are unable to propose the payment of a dividend.

Directors

The directors holding office throughout the year are set out below.

M J Hodges
D J Crump
C H Chambers
J B Mullins
R J Negus
R A Emmet

D J Crump and R A Emmet retire by rotation and being eligible, offer themselves for re-election. The directors' interests in the shares of the company are shown in a table in the Remuneration Report.

Biographic details

Michael Hodges, *Chairman*
Michael Hodges has over 20 years experience in computer software development and publishing, while working with multi-user and Internet projects for the last thirteen years. He founded On-line plc, ADVFN plc and Allipo plc. He is currently Chairman of On-line plc, ADVFN plc and a director of Allipo plc.

Clement Chambers, *Managing Director*
Co-founder of On-line, Clement Chambers has been involved in the software industry for over 20 years, primarily as a publisher of computer games entertainment software. He is a director of On-line plc and a director of Allipo plc.

David Crump, *Finance Director*
David Crump trained as a Chartered Accountant with Touche Ross qualifying in 1978. Since then he has gained a broad range of experience in entertainment, media and IT businesses. He is also a Director of On-line plc.

Jonathan Mullins, *Technical Director*
Jonathan Mullins has been involved in the development of a wide variety of on-line and internet services for over 10 years. He has been responsible for the entire technical department of ADVFN and has overseen the growth of the web site since its early days, including the development of the proprietary streaming service.

Ray Negus, *Sales Director*
Ray Negus has over 30 years experience of sales and advertising including 10 years with the Birmingham Post and Mail and 10 years with NEWSCOM PLC where he held the position of Group Sales and Marketing Manager prior to joining ADVFN in January 2000.

Robert Emmet, *Non-executive Director*
Robert Emmet, is a Chartered Accountant who qualified with Ernst and Young before joining Hoare Govett. He worked in corporate finance for a number of years before joining Auspex, a Silicon valley company manufacturing high availability fileservers. Over the last 9 years he has worked in recruitment, and is currently with Edward Hunter Associates Limited, an executive search consultancy.

ADVFN PLC

Report of the Directors

Substantial shareholdings

At 8 November 2006 the following had notified the company of a disclosable interest of 3% or more of the nominal value of the company's shares:

	Shareholding	%
On-line plc	114,300,000	19.5%
Peter O'Reilly	46,245,000	7.9%
Azemos Partners Ag	25,990,000	4.4%

Creditors' payment policy and practice

The company's policy is to settle the terms of payment with suppliers when agreeing the terms of the transaction, ensuring suppliers are made aware of the terms of payment and to abide by such terms of payment. The number of creditor days as at 30 June 2006 was 41 days (2005: 39 days).

International Financial Reporting Standards ("IFRS")

Reporting under IFRS is due to be mandatory for the Group for the year ending 30 June 2008 onwards. A project team will be set up to manage the Group's transition from UK GAAP to IFRS and to ensure successful implementation within the required timeframe. Additionally the company will adopt FRS20 on 'Share Based Payment' which will impact the company for the first time in the year ending 30 June 2007.

Share issues

Shares issued in the year are detailed in note 17 to the financial statements.

Financial risk management

Information relating to the company's financial risk management are detailed in note 16 to the financial statements.

Post balance sheet events

These are set out in note 27 to the financial statements.

ADVFN PLC

Report of the Directors

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

In so far as the directors are aware:

- there is no relevant audit information of which the company's auditors are unaware; and
- the directors have taken all steps that they ought to have taken to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Auditors

Grant Thornton UK LLP offer themselves for reappointment as auditors in accordance with section 385 of the Companies Act 1985.

By Order of the Board

D J Crump
Company Secretary
14 November 2006

ADVFN PLC

Remuneration Report

Directors' detailed emoluments

Details of individual directors' emoluments for the year are as follows:

	Salary £'000	Bonus £'000	Benefits £'000	2006 Total £'000	2006 Pension £'000	2005 Total £'000
Executive						
M J Hodges	67	22	1	90	12	74
D J Crump	77	2	2	81	12	77
C H Chambers	109	21	1	131	12	115
J B Mullins	89	6	-	95	-	92
R J Negus	52	73	-	125	-	108
Non-executive						
R A Emmet	13	-	-	13	-	13
	407	124	4	535	36	479

In addition R A Emmet made gains on exercise of share options of £46,000 in the year.

Remuneration policy for executive directors

The company's policy on executive director remuneration is to:

- attract and retain high quality executives by paying competitive remuneration packages relevant to each director's role, experience and the external market. The packages include employment related benefits including contributions to private pension plans;
- incentivise directors to maximise shareholder value through share options which are granted at an exercise price at the market price at date of grant are normally exercisable for a period of 7 years and lapse if an employee leaves

Service contracts

The executive directors have contracts with a rolling six month notice period on either side.

Directors' interests

The interests of the Directors holding office at the year end in the ordinary 1p shares of the company, at 1 July 2005 and 30 June 2006 were as shown below:

	2006 Number	2005 Number
M J Hodges	-	-
D J Crump	1,110,000	1,110,000
C H Chambers	6,253,846	6,253,846
J B Mullins	464,444	464,444
R J Negus	333,333	333,333
R A Emmet	50,000	225,000

ADVFN PLC

Remuneration Report

Directors' share options

The interests of the directors in the options of the company at 30 June 2006 were:

	At 1 July 2005 Number	Exercised during the year Number	At 30 June 2006 Number	Exercise price	Exercisable in the 7 years up to
M J Hodges	1,000,000	-	1,000,000	2.5p	10 March 2007
	1,000,000	-	1,000,000	2.5p	13 June 2008
	1,000,000	-	1,000,000	1.75p	10 June 2009
	1,000,000	-	1,000,000	1.25p	18 February 2010
	1,000,000	-	1,000,000	4.75p	27 January 2011
	1,000,000	-	1,000,000	4.6p	27 January 2012
D J Crump	1,000,000	-	1,000,000	2.5p	10 March 2007
	1,000,000	-	1,000,000	2.5p	13 June 2008
	333,333	-	333,333	1.75p	10 June 2009
	666,667	-	666,667	1.25p	18 February 2010
	1,000,000	-	1,000,000	4.75p	27 January 2011
	1,000,000	-	1,000,000	4.6p	27 January 2012
C H Chambers	1,000,000	-	1,000,000	2.5p	10 March 2007
	1,000,000	-	1,000,000	2.5p	13 June 2008
	4,000,000	-	4,000,000	1.75p	10 June 2009
	1,000,000	-	1,000,000	1.25p	18 February 2010
	1,500,000	-	1,500,000	4.75p	27 January 2011
	1,500,000	-	1,500,000	4.6p	27 January 2012
J B Mullins	4,000,000	-	4,000,000	2.5p	10 March 2007
	1,500,000	-	1,500,000	2.5p	13 June 2008
	500,000	-	500,000	1.75p	10 June 2009
	1,000,000	-	1,000,000	1.25p	18 February 2010
	1,000,000	-	1,000,000	4.75p	27 January 2011
	1,000,000	-	1,000,000	4.6p	27 January 2012
R J Negus	100,000	-	100,000	5.0p	10 July 2008
	666,667	-	666,667	1.75p	10 June 2009
	1,000,000	-	1,000,000	1.25p	18 February 2010
	1,000,000	-	1,000,000	4.75p	27 January 2011
	2,233,333	-	2,233,333	4.6p	27 January 2012
R A Emmet	500,000		500,000	2.5p	13 June 2008
	1,000,000	(1,000,000)	-	1.75p	10 June 2009
	1,000,000	(1,000,000)	-	1.25p	18 February 2010
	1,000,000	-	1,000,000	4.75p	27 January 2011
	38,500,000	(2,000,000)	36,500,000		

The market price of the ordinary shares at 30 June 2006 was 3.35p and the range during the year was from 2.95p to 4.53p.

ADVFN PLC

REPORT OF THE INDEPENDENT AUDITORS TO THE MEMBERS OF ADVFN PLC

We have audited the group and parent company financial statements (the "financial statements") of ADVFN plc for the year ended 30 June 2006 which comprise the principal accounting policies, the consolidated profit and loss account, the consolidated and company balance sheets, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses and notes 1 to 27. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view, whether they are properly prepared in accordance with the Companies Act and whether the information given in the Report of the directors is consistent with the financial statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises only the Report of the directors, the Chairman's Statement and the Managing Director's Review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements:

- give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the group's and the parent company's affairs as at 30 June 2006 and of the group's loss for the year then ended;
- have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Report of the Directors is consistent with the financial statements for the year ended 30 June 2006.

GRANT THORNTON UK LLP
REGISTERED AUDITORS
CHARTERED ACCOUNTANTS
Gatwick
14 November 2006

ADVFN PLC

Consolidated Profit and Loss Account for the year ended 30 June 2006

	Notes	Continuing 2006 £'000	Acquisitions 2006 £'000	Total 2006 £'000	2005 £'000
Turnover	1	4,088	375	4,463	3,303
Cost of sales		(374)	(163)	(537)	(182)
Gross profit		3,714	212	3,926	3,121
Administrative expenses					
Exceptional item - impairment loss		-	-	-	(1,027)
Other administrative expenses		(4,874)	(255)	(5,129)	(3,252)
Total administrative expenses		(4,874)	(255)	(5,129)	(4,279)
Operating loss	2	(1,160)	(43)	(1,203)	(1,158)
Exceptional item:					
Gain on part disposal of associates	4	761	-	761	2,202
Share of operating losses of associate		(567)	-	(567)	(72)
		(966)	(43)	(1,009)	972
Net interest	5	45	-	45	29
(Loss)/profit on ordinary activities before taxation		(921)	(43)	(964)	1,001
Tax on (loss)/profit on ordinary activities	6	58	-	58	11
(Loss)/profit on ordinary activities after taxation	18,19	(863)	(43)	(906)	1,012
(Loss)/profit per ordinary share	7				
Basic				(0.19)p	0.23p
Fully diluted				(0.19)p	0.22p

All operations are continuing.

The accompanying accounting policies and notes form an integral part of these financial statements.

There were no recognised gains and losses other than the loss for the year.

ADVFN PLC

Balance Sheets
at 30 June 2006

	Notes	Group 2006 £'000	Company 2006 £'000	Group 2005 £'000	Company 2005 £'000
Fixed assets					
Intangible assets	9	874	21	281	281
Tangible assets	10	1,681	1,407	1,180	820
Investments	11	2,402	1,055	2,150	20
		4,957	2,483	3,611	1,121
Current assets					
Debtors	12	938	1,200	655	1,049
Investments	13	48	29	13	13
Cash at bank and in hand		938	862	1,824	1,790
		1,924	2,091	2,492	2,852
Creditors: amounts falling due within one year	14	(1,512)	(1,305)	(974)	(974)
Net current assets		412	786	1,518	1,878
Total assets less current liabilities		5,369	3,269	5,129	2,999
Creditors: amounts falling due after more than one year	15	(28)	(28)	(12)	(12)
		5,341	3,241	5,117	2,987
Capital and reserves					
Called up share capital	17	4,798	4,798	4,618	4,618
Share premium account	18	5,634	5,634	5,403	5,403
Merger reserve	18	221	221	-	-
Shares to be issued	18	498	498	-	-
Profit and loss account	18	(5,810)	(7,910)	(4,904)	(7,034)
Shareholders' funds	19	5,341	3,241	5,117	2,987

The financial statements were approved by the Board of Directors on 14 November 2006.

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The accompanying accounting policies and notes form an integral part of these financial statements.

ADVFN PLC

Consolidated Cash Flow Statement
for the year ended 30 June 2006

	Notes	2006 £'000	2005 £'000
Net cash inflow from operating activities	20	65	951
Returns on investment and servicing of finance			
Interest received		50	48
Interest paid		(5)	(19)
		45	29
Capital expenditure			
Payments to acquire tangible fixed assets		(1,067)	(1,666)
Payments to acquire investments		(15)	(33)
		(1,082)	(1,699)
Acquisitions	21	(246)	-
Net cash outflow before financing		(1,218)	(719)
Financing			
Issue of ordinary share capital		344	2,139
Share issue costs		(3)	(121)
Capital element of finance leases and hire purchase contracts repaid		(24)	(5)
Net cash inflow from financing		317	2,013
(Decrease)/increase in cash	21,22	(901)	1,294

The accompanying accounting policies and notes form an integral part of these financial statements.

ADVFN PLC

Accounting Policies
for the year ended 30 June 2006

The financial statements have been prepared in accordance with applicable United Kingdom Accounting Standards and under the historical cost convention. The principal accounting policies are set out below. The company has adopted FRS21 'Events after the balance sheet date' and FRS25 'Financial instruments: presentation and disclosure' which apply for the first time this year, albeit they have had no impact on the group.

Group financial statements

The group financial statements consolidate those of the company and its subsidiary undertakings drawn up to 30 June. All intra-group transactions are eliminated on consolidation. Acquisitions of subsidiaries are dealt with by the acquisition method of accounting.

Goodwill arising on consolidation, representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is capitalised and is amortised on a straight line basis over its expected useful economic life of five years, being the period over which the company expects the value of the business to exceed the underlying net assets.

Associated undertakings

The group financial statements incorporate the associates under the equity method of accounting. The company balance sheet shows the investment in the associates at cost less amounts written off.

Turnover

Turnover is the total amount receivable in the ordinary course of business from outside customers for goods supplied as a principal and for services provided, excluding VAT. Subscription and advertising income is recognised over the period that the service is provided.

Intangible fixed assets

Intangible fixed assets are included at cost net of amortisation. Licences are being amortised over their expected useful economic life of five years.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. No depreciation is charged during the period of construction. Depreciation is calculated to write down the cost less estimated residual value of all tangible fixed assets by equal annual instalments over their expected useful economic lives. The rates generally applicable are:

Leasehold improvements	over the period of the lease
Computer equipment	33%
Office equipment	20%
Website development costs	see below

Website development costs represent the design and content cost associated with the development of financial software. They are capitalised only to the extent that they lead to the creation of an enduring asset delivering benefits at least equal to the amount capitalised. They are recorded in the balance sheet in the year in which they are incurred, in accordance with FRS 15 'Tangible fixed assets' and UITF 29 'Website development costs'. Such costs are amortised over their useful economic life of two, three or five years as appropriate.

Deferred taxation

Deferred tax is recognised on all timing differences where the transactions or events that give the group an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised when it is more likely than not that they will be recovered. Deferred tax is measured using rates of tax that have been enacted or substantively enacted by the balance sheet date. Deferred tax balances are not discounted.

Investments

Fixed asset investments are included at cost less amounts written off. Current asset investments are included at market value where they are traded on an active market. Unrealised gains and losses on current asset investments are recognised in the statement of total recognised gains and losses. Profit or loss on disposal of current asset investments is the difference between sale proceeds and carrying value.

Leased assets

Assets held under finance leases and hire purchase contracts are capitalised in the balance sheet and depreciated over their expected useful economic lives. The interest element of leasing payments represents a constant proportion of the capital balance outstanding and is charged to the profit and loss account over the period of the lease. All other leases are regarded as operating leases and the payments made under them are charged to the profit and loss account on a straight line basis over the lease term.

Defined contribution pension costs

Pension costs are charged in the year in which they are incurred.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. All differences are dealt with through the profit and loss account.

Financial instruments

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the entity after deducting all of its financial liabilities.

Where the contractual obligations of financial instruments (including share capital) are equivalent to a similar debt instrument, those financial instruments are classed as financial liabilities. Financial liabilities are presented as such in the balance sheet. Finance costs and gains or losses relating to financial liabilities are included in the profit and loss account. Finance costs are calculated so as to produce a constant rate of return on the outstanding liability.

Where the contractual terms of share capital do not have any terms meeting the definition of a financial liability then this is classed as an equity instrument. Dividends and distributions relating to equity instruments are debited direct to equity.

1. Turnover and (loss)/profit on ordinary activities before taxation

The turnover and (loss)/profit before taxation are attributable to the principal activities of the group as defined on page 6. All turnover originated in the UK. No split of the activities of the internet dating site is provided as the results are not material to the group.

2. Operating loss

Operating loss is arrived at after charging the following items:

	2006 £'000	2005 £'000
Exceptional item - impairment loss	-	1,027
Amortisation of intangible fixed assets	337	260
Depreciation:		
Tangible owned fixed assets	669	617
Tangible fixed assets held under finance leases and hire purchase contracts	9	4
Auditors' remuneration - audit fees	33	19
- tax compliance	8	4
Lease payments - land and buildings	153	148

3. Staff numbers and costs

The average monthly number of persons (including directors) employed by the group during the year was:

	2006 Number	2005 Number
By activity		
Development	38	26
Sales and administration	9	8
	47	34

	2006 £'000	2005 £'000
Staff costs		
Wages and salaries	1,844	1,338
Social security costs	201	140
Pension costs	37	-
	2,082	1,478

Remuneration in respect of the directors was as follows:

	2006 £'000	2005 £'000
Aggregate emoluments	535	479
Contributions to defined contribution pension scheme	36	-

During the year 3 (2005: Nil) directors participated in the defined contribution pension scheme. In addition, one director made gains on exercise of share options of £46,000 in the year.

3. Staff numbers and costs (continued)

Emoluments of the highest paid director:	2006 £'000	2005 £'000
Aggregate emoluments	131	115
Contributions to defined contribution pension scheme	12	-

4. Exceptional items

	2006 £'000	2005 £'000
Gain made on disposal of associates (2005: subsidiary)	761	2,202

The reduction in the group's effective interest was due to its associates, ALL IPO and ADVFN Japan, issuing shares in the year and therefore diluting the company's holding resulting in a gain to the group. There was no taxation charge or credit applicable to the exceptional item shown above.

5. Net interest

	2006 £'000	2005 £'000
Bank interest receivable	50	48
Other interest	(5)	(19)
	45	29

6. Tax credit on (loss)/profit on ordinary activities

	2006 £'000	2005 £'000
Under accrual of tax credit in prior year	-	11
Share of associates' tax credit	58	-
	58	11

6. Tax credit on (loss)/profit on ordinary activities (continued)

The company has unused trading losses not included in the deferred tax account of approximately £4,729,000 (2005: £4,302,000) to carry forward against profits of the same trade which will be recovered once the company makes a profit. The credit can be reconciled as follows:

	2006 £'000	2005 £'000
(Loss)/profit on ordinary activities before tax	(964)	1,001
(Loss)/profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30%	(289)	300
Effect of:		
Expenses not deductible for tax purposes	375	109
Capital allowances in excess of depreciation	10	-
Movement in general provisions	4	6
Profit on sale of subsidiary not taxable	(228)	(661)
Increase in tax losses not recognised	128	246
Share of associates' tax credit	58	-
Prior year research and development tax credits receivable	-	(11)
Current tax credit for year	58	(11)

7. (Loss)/earnings per ordinary share

The calculation of the basic earnings or loss per share is based on the earnings attributable to ordinary shareholders divided by the weighted average numbers of shares in issue during the year.

The calculation of diluted earnings per share is based on the basic earnings per share, adjusted to allow for the issue of shares and the post tax effect of dividends and/or interest, on the assumed conversion of all dilutive options and other dilutive potential ordinary shares.

Reconciliations of earnings and weighted average number of shares used in the calculation are set out below.

	Loss £'000	2006 Number of shares '000	Loss per share p	Profit £'000	2005 Number of shares '000	Earnings per share p
(Loss)/profit for the year	(906)			1,012		
Weighted average number of shares		469,165			439,932	
Basic (loss)/ earnings per share			(0.19)p			0.23p
Number of shares under option		-			45,478	
Number of shares that would have been issued at average market value		-			(20,096)	
Diluted earning per share	(906)	469,165	(0.19)p	1,012	465,314	0.22p

There is no diluted loss per share as the options are anti-dilutive.

8. Loss for the year

The company has taken advantage of section 230 of the Companies Act 1985 and has not included its own profit and loss account in these financial statements. The parent company's loss for the year was £876,000 (2005: £1,118,000).

9. Intangible fixed assets

	Group and company Licences £'000	Group Goodwill on consolidation £'000	Group Total £'000
Cost			
At 1 July 2005	1,300	-	1,300
Additions	-	930	930
At 30 June 2006	1,300	930	2,230
Amortisation			
At 1 July 2005	1,019	-	1,019
Charge for the year	260	77	337
At 30 June 2006	1,279	77	1,356
Net book amounts			
At 30 June 2006	21	853	874
At 30 June 2005	281	-	281

10. Tangible fixed assets

Group	Leasehold improvements £'000	Computer equipment £'000	Office equipment £'000	Website development costs £'000	Total £'000
Cost					
At 1 July 2005	48	577	99	1,224	1,948
Acquisitions	20	2	15	-	37
Additions	-	164	4	974	1,142
At 30 June 2006	68	743	118	2,198	3,127
Depreciation					
At 1 July 2005	23	405	71	269	768
Charge for the year	7	130	21	520	678
At 30 June 2006	30	535	92	789	1,446
Net book amounts					
At 30 June 2006	38	208	26	1,409	1,681
At 30 June 2005	25	172	28	955	1,180

10. Tangible fixed assets (continued)

Company	Leasehold improvements £'000	Computer equipment £'000	Office equipment £'000	Website development costs £'000	Total £'000
Cost					
At 1 July 2005	48	577	99	864	1,588
Additions	-	164	4	974	1,142
At 30 June 2006	48	741	103	1,838	2,730
Depreciation					
At 1 July 2005	23	405	71	269	768
Charge for the year	5	130	20	400	555
At 30 June 2006	28	535	91	669	1,323
Net book amounts					
At 30 June 2006	20	206	12	1,169	1,407
At 30 June 2005	25	172	28	595	820

Included above are assets under hire purchase contracts and finance leases with a net book value at 30 June 2006 of £71,000 (2005: £19,000).

11. Fixed asset investments

Group	Associated undertakings £'000
Cost	
At 1 July 2005	2,150
Gain on effective disposal of associates	761
Share of associated losses	(509)
At 30 June 2006	2,402
Net book amounts	
At 30 June 2006	2,402
At 30 June 2005	2,150

Company	Subsidiary undertakings £'000	Associated undertakings £'000	Total £'000
Cost			
At 1 July 2005	-	20	20
Additions	1,035	-	1,035
At 30 June 2006	1,035	20	1,055
Provision			
At 1 July 2005	-	-	-
Provision in year	-	-	-
At 30 June 2006	-	-	-
Net book amounts			
At 30 June 2006	1,035	20	1,055
At 30 June 2005	-	20	20

11. Fixed asset investments (continued)

Associated undertaking

The company owns 40.4% (2005:48.28%) of ALL IPO plc (ALL IPO) which is incorporated in England and Wales and its principal activity is the development and exploitation of on line IPO services. The aggregate share capital and reserves of ALL IPO at 30 June 2006 was £4,433,000. (2005: £4,412,000) and the loss for the year then ended was £872,000 (2004: loss of £260,000). ALL IPO had turnover of £1,000 (2005: nil), but no tax charge in the year.

Additionally the company held 29.1% (2005: 38.8%) of the ordinary shares of ADVFN Japan, K.K. a company incorporated in Japan. Its principal activity is the operation of financial information websites similar to that of ADVFN in Japan and Korea. ADVFN Japan had no turnover in either year.

The group's aggregate share in its associates, comprises:

	ALL IPO £'000	ADVFN Japan £'000	Total 2006 £'000	Total 2005 £'000
Fixed assets	1,488	80	1,568	1,921
Current assets	399	562	961	295
Liabilities due within one year	(96)	(31)	(127)	(86)
	1,791	611	2,402	2,130

	2006 £'000	2005 £'000
Interests in associates at net book amount include		
Listed investment	1,791	2,204
Listed investment at market value	2,644	3,150

Company principal subsidiaries

Name of Subsidiary	Country incorporation	Class of share capital held	Proportion by parent undertaking and group	Activity
Equity Holdings Limited	England and Wales	10p ordinary	100%	Holding company
Equity Development Limited*	England and Wales	10p ordinary	100%	Research services
Cupid Bay Limited	England and Wales	1p ordinary	100%	Internet dating website
Fotothing Limited	England and Wales	1p ordinary	100%	Dormant

*subsidiary of Equity Holdings Limited

On 31 January 2006 the company acquired 99.81% of the share capital of Equity Holdings Limited. Equity Holdings Limited acts as a holding company for its subsidiary, Equity Development Limited, a company incorporated in England and Wales which provides research, investor relations and consultancy services to quoted and unquoted companies. Equity Development is authorised and regulated by the Financial Services Authority.

The acquisition of Equity Holdings was financed by a combination of cash and share consideration. The terms of the purchase agreement state that deferred consideration in the form of further share issues, based on turnover milestones may also be payable by ADVFN. Based on forecast results, the company believes that payment of the deferred consideration is highly probable, therefore has provided fully for the future share issues in the balance sheet. Since the balance sheet date the company has acquired the remaining 0.19% of Equity Holdings.

12. Debtors

	Group 2006 £'000	Company 2006 £'000	Group 2005 £'000	Company 2005 £'000
Due from associate	83	83	-	-
Trade debtors	343	250	194	194
Prepayments and accrued income	291	247	239	239
Due from group undertakings	-	428	-	394
Corporation tax recoverable	11	11	11	11
Other debtors	210	181	211	211
	938	1,200	655	1,049

13. Current asset investments

	Group 2006 £'000	Company 2006 £'000	Group 2005 £'000	Company 2005 £'000
Listed investments	48	29	13	13
Listed investments at market value	43	23	13	13

14. Creditors: amounts falling due within one year

	Group 2006 £'000	Company 2006 £'000	Group and company 2005 £'000
Trade creditors	723	707	599
Other taxation and social security costs	374	351	200
Accruals and deferred income	365	196	155
Other creditors	9	9	10
Hire purchase and finance leases	41	41	6
Amounts owed to related companies	-	1	4
	1,512	1,305	974

15. Creditors: amounts falling due after one year

	Group and company 2006 £'000	Group and company 2005 £'000
Hire purchase and finance leases		
- 1 to 2 years	12	6
- 2 to 5 years	16	6
	28	12

16. Financial risk management

The group uses financial instruments, comprising cash balances, trade debtors, trade creditors and hire purchase and finance lease contracts, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the group's operations.

There were no group borrowings at 30 June 2006 or 30 June 2005. The fair value of the financial assets and liabilities is not significantly different from the amount included in the financial statements.

Short term debtors and creditors have been excluded from all disclosures other than currency risk disclosures.

The group operates in overseas markets and is subject to currency exposures on transactions undertaken during the year. The group does not hedge any transactions, and foreign exchange differences on retranslation of foreign assets and liabilities are taken to profit and loss account.

At 30 June 2006 the group had cash balances totalling £40,000 (2005: £15,000) held in US Dollars, Japanese yen or Euros. The group had no undrawn committed overdraft facilities.

Liquidity risk
Liquidity risk is the risk that the group will have insufficient funds to meet its liabilities as they fall due. The directors monitor cash flow on a daily basis and at monthly board meetings in the context of their expectations for the business to ensure sufficient liquidity is available to meet foreseeable needs. The group funds operating losses through periodic share issues to raise cash.

Interest rate risk
The directors do not consider that the business is exposed to material interest rate risk. The group finances its operations through cash reserves. The cash reserves held by the group during the year have negated the need to use interest bearing borrowings.

Credit risk
The group has significant cash balances. The balances are invested with UK clearing banks so as to obtain the best market rate of return but not exposing the group to risk of a loss of capital.

17. Called up share capital

	2006 Number	2005 Number	2006 £'000	2005 £'000
Authorised				
Ordinary shares of 1p each	1,000,000,000	1,000,000,000	10,000	10,000
Allotted, called up and fully paid				
Ordinary shares of 1p each	479,805,463	461,797,620	4,798	4,618

Notes to the Financial Statements for the year ended 30 June 2006

Allotments in the year

The company made allotments of 18,007,843 ordinary 1p shares by way of issue of shares for cash during the year as follows:

Date of issue		Number of shares	Average price pence	Consideration £	Aggregate nominal value £
5 July 2005	***	325,000	3.1	10,075	3,250
24 January 2006	**	7,894,737	3.8	300,000	78,947
31 January 2006		7,488,105	3.88	290,538	74,881
6 April 2006	*	2,000,000	1.5	30,000	20,000
13 April 2006	*	300,001	1.75	4,167	3,000
		18,007,843		634,780	180,078

* Shares issued to satisfy share options exercised.
** Shares issued in consideration for shares in a subsidiary.
*** Shares issued to acquire assets.

The difference between the consideration of £634,780 and the nominal value of £180,078 has been credited to the share premium account, except for the premium on acquisition of a subsidiary which was credited to a merger reserve.

Contingent rights to the allotment of shares

The company has granted options to certain directors and employees as follows:

At 1 July 2005 Number	Granted Number	Options Exercised Number	Options Lapsed Number	At 30 June 2006 Number	Exercise Price	Exercisable in the 7 years up to
7,000,000	-	-	-	7,000,000	2.5p	10 March 2007
5,000	-	-	-	5,000	5p	20 March 2007
56,490	-		-	56,490	5p	1 August 2007
5,000,000	-	-	-	5,000,000	2.5p	13 June 2008
140,000	-	-	-	140,000	4.75p	10 July 2008
8,466,668	-	(1,083,334)	(100,000)	7,283,334	1.75p	10 June 2009
7,615,180	-	(1,216,667)	(600,000)	5,798,513	1.25p	18 February 2010
8,300,000	-	-	(300,000)	8,000,000	4.75p	27 January 2011
295,000	-	-	-	295,000	3.375p	7 July 2011
8,599,998	-	-	(100,000)	8,499,998	4.6p	27 January 2012
-	325,000	-	(325,000)	-	3.1p	4 July 2012
45,478,336	325,000	(2300,001)	(1,425,000)	42,078,335		

Options can only be exercised as to 33% on the first anniversary of granting, as to a further 33% on the second anniversary and over all of the ordinary shares subject to option on the third anniversary. The lapsed options arose as a result of employees leaving.

ADVFN PLC

Notes to the Financial Statements
for the year ended 30 June 2006

18. Reserves

	Group and company Share premium account £'000	Group and company Merger reserve £'000	Group and company Shares to be issued £'000	Group Profit and loss account £'000	Company Profit and loss account £'000
At 1 July 2005	5,403	-	-	(4,904)	(7,034)
Loss transferred to reserves	-	-	-	(906)	(876)
Shares to be issued to acquire subsidiary (note 21)	-	-	498	-	-
Premium on allotment during the year	234	221	-	-	-
Issue costs	(3)	-	-	-	-
At 30 June 2006	5,634	221	498	(5,810)	(7,910)

19. Reconciliation of movements in shareholders' funds

	2006 £'000	2005 £'000
(Loss)/profit for the financial year	(906)	1,012
Net receipts from issues of shares	632	2,018
Shares to be issued	498	-
Net increase in shareholders' funds	224	3,030
Shareholders' funds at 1 July 2005	5,117	2,087
Shareholders' funds at 30 June 2006	5,341	5,117

20. Reconciliation of operating loss to net cash inflow from operating activities

	2006 £'000	2005 £'000
Operating loss	(1,203)	(1,158)
Exceptional item - impairment loss	-	1,027
Amortisation	337	260
Depreciation	678	621
Increase in debtors	(135)	(100)
Increase in creditors	388	301
Net cash inflow from operating activities	65	951

The exceptional items were all non-cash and had no impact on the cash flow.

21. Acquisitions

On 31 January 2006 the company acquired 99.81% of all the various classes of shares of Equity Holdings Limited ("Equity") for a consideration of £1,035,000 satisfied by £208,000 in cash, £291,000 in shares in the company and £498,000 as deferred consideration, to be satisfied by the issue of ordinary shares.

Goodwill arising on this has been capitalised. The purchase of Equity has been accounted for by the acquisition method of accounting. Additionally, costs of £38,000 were incurred.

The assets and liabilities of Equity acquired were as follows:

	Equity Book and fair value £'000
Fixed assets	
Tangible	37
Current assets	
Debtors	148
Investments	20
Bank and cash	15
Total current assets	183
Creditors	
Fees in advance	70
Trade creditors	15
Other creditors	21
Accruals	9
	115
Net assets	105
Purchased goodwill capitalised	930
Consideration	1,035
Satisfied by	
Issue of shares	291
Cash	246
Contingent deferred consideration	498
	1,035

The contingent consideration is dependent on an earn out arrangement over 3 years from the acquisition and relates to the performance of the business in the period. The company has included the most likely amount payable.

The profit after taxation of Equity for the period from 1 July 2005, the beginning of the subsidiary's financial year, to the date of acquisition was £83,000. The profit after taxation for the year ended 30 June 2005 was £40,000.

21. Acquisitions (continued)

Further details on the profit of Equity are provided below:

	Period from 1 July 2005 to 31 January 2006 £'000
Turnover	476
Operating profit	83
Profit before taxation	83
Taxation	-
Profit for the period	83

Analysis of net outflow of cash in respect of the purchase of the subsidiary undertaking:

	2006 £'000
Cash at bank and in hand acquired	15
Cash consideration	246
	261

Equity made a contribution of £44,000 to group cash flow as a result of net cash in flow from operating activities.

22. Reconciliation of net cash flow to movement in net funds

	2006 £'000	2005 £'000
(Decrease)/increase in cash for the year	(901)	1,294
Cash acquired on acquisitions	15	-
Inception of new finance leases and hire purchase agreements	(75)	(23)
Cash outflow from capital repayments of hire purchase agreements	24	5
Movement in net funds in the year	(937)	1,276
Net funds at 1 July 2005	1,806	530
Net funds at 30 June 2006	869	1,806

23. Analysis of movements in net funds

	At 1 July 2005 £'000	Cash flow £'000	Acquisitions £'000	Non-cash items £'000	At 30 June 2006 £'000
Cash in hand and at bank	1,824	(901)	15	-	938
Finance leases and hire purchase agreements	(18)	24	-	(75)	(69)
	1,806	(877)	15	(75)	869

24. Commitments under operating leases

Amounts payable under lease agreements within the next year are as follows:

	Group	Company	Group and company
	2006	2006	2005
	£'000	£'000	£'000
Land and buildings			
Leases expiring			
- within one year	14	14	-
- within two to five years	74	-	-
- after five years	148	148	148
	236	162	148

25. Capital commitments and contingent liabilities

There were no capital commitments or contingent liabilities at 30 June 2006 or 30 June 2005.

26. Related party transactions

At 30 June 2006 the company owed £nil to On-line plc (2005: £3,060). The company paid management charges of £36,300 (2005: £31,200) to On-line plc for the year. On-line plc is related by virtue of having common directors, M J Hodges and C H Chambers, and as On-line holds approximately 24% of the shares in the company.

During the year Edward Hunter Associates Limited, a company in which R A Emmet was a director, received fees of £23,556 (2005: £27,996) for recruiting staff for the company.

At 30 June 2006 the company was owed £nil from ALL IPO (2005: £2,034). The company received rent of £21,000 (2005: £10,500) from ALL IPO for the year. ALL IPO is related by virtue of having common directors, M J Hodges and C H Chambers, and additionally because the Company holds 40.4% of the shares.

At 30 June 2006 the company was owed £83,000 by ADVFN Japan KK (2005: £nil)

27. Post balance sheet events

On 14 August 2006 the company issued 83,333 ordinary shares of 1p each at a price of 1.25p each to satisfy share options exercised.

On 5 September 2006 the company entered into an agreement, which completed on 26 September 2006, for the acquisition of the entire issued share capital of InvestorsHub.com and SI Holdings LLC for a cash consideration of US$3 million. The acquired companies operate two online investment community websites in the North American market. For the year ended 30 June 2006, they recorded an aggregate unaudited profit after tax of US$84,000 and had aggregate unaudited net assets of US$184,000.

On 14 September 2006 the company issued 98,166,666 ordinary shares of 1p each at 3p per share to fund the acquisitions of InvestorsHub.com and SI Holdings LLC. Additionally a further 3,514,133 ordinary shares of 1p each were issued to a party to the acquisition.

On 13 October 2006, the company issued 5,259,708 new ordinary shares of 1p. The new ordinary shares have been allotted to the former shareholders of Equity Holdings Limited in satisfaction of deferred consideration for the acquisition of Equity Holdings Limited on 31 January 2006. The deferred payment is based on a turnover milestone being achieved for the year ended 30 June 2006.

ADVFN PLC

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at Equity Development, 4th Floor, 91 Farringdon Road, London, EC1M 3LN on Wednesday 10th January 2007 at 10.30 a.m. for the following purposes:

Ordinary Business

1 To receive and adopt the Report of the Directors and the audited accounts of the Company for the year ended 30 June 2006.

2 To re-elect Mr. D. J. Crump as a director of the Company, who will retire by rotation in accordance with the Company's Articles of Association and offers himself for re-election.

3 To re-elect Mr. R. A. Emmet as a director of the Company, who will retire by rotation in accordance with the Company's Articles of Association and offers himself for re-election.

4 To re-elect Grant Thornton UK LLP as auditors to hold office until the next Annual General Meeting and to authorise the directors to fix their remuneration.

Special Business

5 To consider, and if thought fit, to pass the following as an Ordinary resolution:-
That the Directors be and are hereby generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to exercise for a period from the date of the passing of this Resolution until the conclusion of the next Annual General Meeting of the Company all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal value of £2,934,147 and to make offers or agreements which would or might require relevant securities to be allotted after the expiry of the said period and the Directors may allot relevant securities in pursuance of such offers or agreements as if the authority had not expired.

6 To consider, and if thought fit, to pass the following as a Special Resolution:-
That the Directors be and are hereby authorised to make offers and agreements to allot equity securities (within the meaning of Section 94(2) of the Companies Act 1985) pursuant to the authority contained in paragraph 5 above as if Section 89(1) of the Companies Act 1985 did not apply to any such allotments and that the Company may at any time prior to the expiry of such authority make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority and the Directors may allot equity securities in pursuance of such an offer or agreement as if the authority had not expired provided that such authority shall expire at the conclusion of the next Annual General Meeting of the Company and be limited to:

(i) allotments of equity securities where such securities have been offered (whether by way of a rights issue, open offer or otherwise) to holders of ordinary shares made in proportion (or as nearly as may be) to their existing holdings of Ordinary Shares subject to the Directors having a right to make such exclusions or other arrangements in connection with such offering as they may deem necessary or expedient:-

(a) to deal with equity securities representing fractional entitlements; and
(b) to deal with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory; and

to other allotments (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal amount equal to £2,934,147.

By order of the Board
David J Crump
Company Secretary
14th October 2006

Registered Office:
642A Lea Bridge Road
Leyton
London
E10 6AP

Notes:

1. A member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. The proxy need not also be a member of the company.

2. To be effective Forms of Proxy must be duly completed and returned so as to reach the registered office not less than 48 hours before the time appointed for the holding of the Meeting. Depositing a form of proxy shall not preclude a member from attending and voting in person at the meeting or any adjournment thereof instead of the proxy.

3. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 the Company specifies that only those shareholders registered in the register of members of the Company as at 10.30 a.m. on 8th January 2007 shall be entitled to attend and vote at the meeting. Changes to entries on the relevant securities register after 10.30 a.m. on 8th January 2007 shall be disregarded in determining the rights of any person to attend and vote at the meeting.

ADVFN PLC

FORM OF PROXY

To:
The Directors
ADVFN PLC (the Company)
c/o Capita Registrars (Proxies)
P. O. Box 25
Beckenham
Kent
BR3 4BR

Dear Sirs

I/We..

of...

being a member of the Company hereby appoint..

of...

or failing him, the Chairman of the Meeting...
as my/our proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday 10th January 2007 at 10.30 a.m. and at any adjournment thereof.

I/we direct that my/our proxy vote as indicated below in respect of the resolutions, which are referred to in the Notice convening the Meeting (see note 1 below).

Resolutions		For	Against
1.	To adopt the Report and Accounts for the year ended 30 June 2006		
2.	To re-elect Mr. D. J. Crump as a director of the Company		
3.	To re-elect Mr. R. A. Emmet as a director of the Company		
4.	To re-elect Grant Thornton UK LLP as the Company's auditors		
5.	To authorise the directors to allot relevant securities pursuant to Section 80 of the Companies Act 1985		
6.	To authorise the directors to allot equity securities for cash under Section 95 of the Companies Act 1985		

Date............................. Signature...

Notes :

1. Please indicate with an "X" in the appropriate space how you wish your votes to be cast. If no indication is given your proxy will vote or abstain from voting at his discretion.

2. A member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. To be valid, a form of proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must arrive at the address shown above not less than 48 hours before the time appointed for the Meeting.

3. This form of proxy, if completed by a corporation, should be executed under the Common Seal of that corporation or be signed by an officer or attorney duly authorised to do so, whose capacity should be stated.

4. A member wishing to appoint as his proxy a person other than the Chairman of the Meeting, should insert in block capitals the full name of the person of his choice where indicated, and delete the words "the Chairman of the Meeting". All alterations should be initialled.

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BUSINESS REPLY SERVICE
Licence No. MB 122

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Capita Registrars (Proxies)
PO Box 25
Beckenham
Kent
BR3 4BR

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